Exhibit 99.2

Enlivex Announces $212,000,000 Private Placement to Initiate World’s First Prediction Markets Digital Asset Treasury Strategy, via RAIN token Accumulation, and the Appointment of Matteo Renzi, Former Prime Minister of Italy, to its Board

- Upon the closing of the private placement, Enlivex will adopt the world’s first RAIN prediction markets token digital asset treasury strategy, via RAIN token accumulation.

- RAIN is a fully decentralized predictions and options protocol that redefines predictive market ecosystems and provides a powerful platform for on-chain market creation - built for transparency, automation, and community participation.

- Mr. Matteo Renzi, former Prime Minister of Italy, will be appointed to the Enlivex Board of Directors following closing of the private placement.

- Enlivex to continue clinical development of AllocetraTM, a potentially game-changing knee osteoarthritis therapeutic, a growing market with significant unmet medical need.

- Price per share of $1.00, representing a premium of 11.5% from previous closing price.

Nes-Ziona, Israel, November 24, 2025 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that it has entered into a securities purchase agreement for a private investment in public equity (PIPE) for the purchase and sale of 212,000,000 ordinary shares (or ordinary share equivalents in lieu thereof) at a price of $1.00 per share, representing a premium of 11.5% from the closing price of the stock on November 21, 2025, for expected aggregate gross proceeds of approximately $212,000,000 (funded in a combination of $USD and USDT), before deducting placement agent fees and other offering expenses (the “Transaction”). Enlivex intends to use net proceeds from the PIPE to implement the first RAIN prediction markets token treasury strategy, while continuing its focus on the Company’s core business operations.

RAIN is a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol is fully permissionless, allowing anyone to create and trade custom options on any market. Market outcomes can be AI-resolved, and the platform is governed by the RAIN token, which features a built-in, deflationary Buyback & Burn mechanism. Designed to be the “Uniswap” of prediction markets, RAIN is a protocol where anyone, from anywhere, can create any type of market, whether it's public or private, in any language.

“With the recent institutional interest in leading prediction markets companies – $2 billion investment by NYSE’s parent company in Polymarket, and Kalshi’s $300 million financing round led by Andreessen Horowitz (a16z) and Sequoia Capital – it appears that this industry is maturing and has strong growth potential. We believe that following the closing of this transaction and the implementation of the RAIN treasury strategy, Enlivex will become the first U.S.-traded public company to provide investors with an exposure to prediction markets, one of the fastest growing sectors in the crypto industry”, stated Shai Novik, Chairman of the Board of Directors of Enlivex. “RAIN’s decentralized protocol uses blockchain technology to let participants trade on expectations of future events, and we believe it will become a dominant force in this expanding market segment.”

Mr. Novik added, “Alongside managing the RAIN treasury portfolio, Enlivex will continue its existing operations focused on late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. I would like to welcome Mr. Matteo Renzi to the Board of Directors of Enlivex and am looking forward to working together with Mr. Renzi to build shareholder value for Enlivex shareholders.”

The closing of the Transaction is expected to occur on or before November 25, 2025 (the “Closing”), subject to the satisfaction of customary closing conditions.

BTIG is serving as the sole placement agent and exclusive financial advisor for the Transaction. Greenberg Traurig, P.A. and FISCHER (FBC & Co.) serve as legal counsels to Enlivex, and DLA Piper and Gornitzky & Co. serve as legal counsels to BTIG.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities  and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT ENLIVEX

Enlivex will be the first publicly-listed company to develop a treasury strategy centered on RAIN, which will serve as the primary treasury reserve asset of the Company. In adopting its new treasury policy, Enlivex intends to provide investors with exposure to RAIN and to advocate for its role as digital capital.

In addition, Enlivex has an operating business focused on late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. To the Company’s knowledge, there are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to” and other words of similar meaning, including statements relating to the anticipated benefits and timing of the completion of the proposed Transaction and related transactions, the intended use of proceeds from the Transaction, the assets to be held by the Company, the expected future market, price and liquidity of the digital assets the Company acquires, the macro and political conditions surrounding digital assets, the Company’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and the expected financial impacts of the proposed Transaction described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to diﬀer materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the proposed Transaction described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the Transaction and the proposed digital asset treasury strategy; changes in business, market, financial, political and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price of RAIN and other cryptocurrencies; the risk that the price of the Company’s ordinary shares may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries in which the Company does and will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivex.com

INVESTOR RELATIONS CONTACT

KCSA Strategic Communications

Jack Perkins

Enlivex@KCSA.com